EX-99(k)(3)

FORM OF
ADMINISTRATIVE SERVICES AGREEMENT
This Administrative Services Agreement (the “Agreement”) is made by and between Fundrise Fund Administration, LLC, a Delaware limited liability company, or any designated affiliate (the “Administrator”), and Fundrise Income Real Estate Fund, LLC, a Delaware limited liability company (the “Fund”), on its own behalf.
WHEREAS, the Administrator has agreed to furnish certain administrative services to the Fund, a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and
WHEREAS, the Fund and the Administrator wish to enter into this Agreement setting forth the administrative services to be performed by the Administrator for the Fund and the terms and conditions under which such services will be performed.
NOW, THEREFORE, in consideration of the promises and the mutual agreements herein contained, the parties hereto agree as follows:
1.	General Provision
The Fund hereby employs the Administrator and the Administrator hereby undertakes to act as the administrator of the Fund and to perform for the Fund such other duties and functions as are hereinafter set forth and such other duties as may be necessary or appropriate in connection with its services as administrator. The appropriate partners, directors, officers and employees of the Administrator or any entity controlling, controlled by or under common control with the Administrator (each, an “affiliate”) shall be available upon reasonable notice for consultation with any of the Directors and officers of the Fund with respect to any matters dealing with the business and affairs of the Fund., including the valuation of any securities or other investments.
2.	Fund Administrative Services
(a) The Administrator shall provide, or cause to be provided, the following administrative services:
(1) Managing and performing the various administrative functions necessary for the day-to-day operations of the Fund;
(2) Supervising and coordinating all aspects of the Fund’s operation, including the supervision and coordination of all matters relating to the functions of the custodian, transfer agent or other shareholder servicing agents (if any), accountants, attorneys and other parties performing services or operational functions for the Fund, including serving as the liaison between such service providers and the Board;
(3) Drafting and negotiating all aspects of agreements and amendments with the custodian, transfer agent or other shareholder servicing agents (if any) for the Fund;
(4)                      Providing the Fund with the services of persons, who may be the partners, director, officers or employees of the Administrator or its affiliates, competent to serve as officers of the Fund and to perform such administrative and clerical functions as are necessary in order to provide effective administration for the Fund, including the preparation and maintenance of required reports, books and records of the Fund;
(5) Providing the Fund with or arranging for adequate office space, facilities, equipment, personnel and related services for the effective administration of the affairs of the Fund as contemplated in this Agreement;

(6) Maintaining accounting data and any other information concerning the activities of the Fund as shall be required to prepare and file all periodic financial reports and returns required to be filed with the SEC and any other regulatory agency, including annual financial statements;
(7)                      Executing the pricing process, including calculating the Fund’s net asset value, assisting in the fair valuation of all assets of the Fund for which market quotations are not readily available or as otherwise required with the 1940 Act or the Fund’s valuation procedures, and monitoring valuation information received from independent third-party pricing services and valuation experts;
(8) Preparing and producing meeting materials for the Board, as well as such other materials as the Board may from time to time reasonably request, including in connection with the Board’s annual review of the Fund’s investment management agreement, the sub-advisory agreements (if any), and related agreements;
(9) Coordinating and overseeing the preparation and filing with the SEC of registration statements, notices, shareholder reports, proxy statements and other material for the Fund required to be filed under applicable law;
(10)                   Developing and implementing compliance programs for the Fund, developing and implementing procedures for monitoring compliance with the Fund’s investment objective, policies and restrictions and with applicable regulatory requirements, and preparing reports to the Board concerning compliance matters;
(11)                    Providing day-to-day legal and regulatory support for the Fund in connection with the administration of the affairs of the Fund, including but not limited to providing advice on legal, compliance, regulatory and operational issues, advice relating to litigation involving the Fund and/or its Directors or officers, and procuring legal services for the Fund and supervising the work of outside legal counsel;
(12) Assisting the Fund in the handling of regulatory examinations and working with the Fund’s legal counsel in response to non-routine regulatory matters;
(13)                    Making, changing and revoking such tax elections on behalf of the Fund, as the Administrator deems appropriate, including, without limitation: (i) making an election to be treated as a real estate investment trust or to revoke such status; and (ii) making an election to be classified as an association taxable as a corporation for U.S. federal income tax purposes;
(14)                     Providing the Fund with all necessary cash management services;
(15) Managing and coordinating with the transfer agent to update records with respect to distributions and payments to shareholders;
(16) Evaluating and obtaining adequate insurance coverage based upon risk management determinations;
(17) Making reports to the Board regarding the Administrator’s performance of its obligations hereunder and furnishing advice and recommendations with respect to such other aspects of the business and affairs of the Fund as the Administrator shall determine to be desirable;

(18) Preparing Board materials and Board reports generally and provide such other information or assistance to the Board as may be necessary from time to time;
(19) Maintaining and preserving or overseeing the maintenance and preservation of, as applicable, the records specified in the Fund agreements not maintained by other Fund service providers and any other records related to the Fund’s transactions as are required under any applicable state or federal securities laws;
(20) Preparing such information and reports as may be required by any banks or other lenders from which the Fund borrows funds;
(21) Performing due diligence on third-party service providers and negotiating service agreements with those third parties;
(22) Assisting with the preparation of the offering of the Fund’s securities, including determining the specific terms of the securities to be offered by the Fund, preparation of all offering and related documents, and obtaining all required regulatory approvals of such documents;
(23) Preparing and approving all marketing materials to be used by the Fund or others relating to the offering of the Fund’s securities;
(24) Creating and implementing various technology and electronic communications related to the offering of the Fund’s securities;
(25) Determining the Fund’s distribution policy and authorizing and declaring distributions from time to time;
(26) Managing communications with shareholders, including answering phone calls, preparing and sending written and electronic reports and other communications; and
(27) Establishing technology infrastructure to assist in providing shareholder support and services.
Notwithstanding any of the foregoing, for the avoidance of doubt, the administrative services provided pursuant to this agreement are fund-level administrative services only and shall not be construed as encompassing property-level management or other administrative services provided with respect to the underlying properties in which the Fund may invest.
3.	Allocation of Charges and Expenses
(a) The Administrator will bear its own expenses in connection with the performance of the services under this Agreement except as provided herein or as agreed to by the parties. The Fund agrees to promptly reimburse the Administrator for any services, equipment or supplies ordered by or for the Fund through the Administrator and for any other expenses that the Administrator may incur on the Fund’s behalf at the Fund’s request or as consented to by the Fund. Such other expenses to be incurred in the operation of the Fund and to be borne by the Fund, include, but are not limited to: taxes, interest, brokerage fees and commissions; salaries and fees of Fund officers and members; processing services and related fees; postage and mailing costs; costs of share certificates; advisory and administration fees; charges and expenses of pricing and data services, independent public accountants and custodians; insurance premiums including fidelity bond premiums; outside counsel expenses; consulting fees; customary bank charges and fees; costs of maintenance of partnership existence; expenses of typesetting and printing of offering documents for regulatory purposes and for distribution to current and prospective investors of the Fund; expenses of printing and production costs of investor reports; costs and expenses of Fund stationery and forms; costs and expenses of special telephone and data lines and devices; costs associated with shareholder meetings; trade association dues and expenses; reprocessing costs to the Administrator caused by third party errors; and any extraordinary expenses and other customary Fund expenses. In addition, the Administrator may utilize one or more independent pricing services to obtain securities prices and to act as backup to the primary pricing services in connection with determining the net asset values of the Fund. The Fund will reimburse the Administrator for the Fund’s share of the cost of such services based upon the actual usage by the Fund of the services for the benefit of the Fund.
(b) To the extent the Administrator or its affiliates incur any costs by assuming expenses which are an obligation of the Fund as set forth herein, the Fund shall promptly reimburse the Administrator for such costs and expenses, except to the extent the Administrator has otherwise explicitly agreed to bear such expenses.
4.	Compensation of the Administrator
(a)                     For all services to be rendered, the Fund shall pay to the Administrator as promptly as possible after the last day of each month during the term of this Agreement, a fee accrued daily and paid monthly, as set forth in Schedule A to this Agreement, as it may be amended from time to time.
(b) If it is necessary to calculate the fee for a period of time that is less than a month, then the fee shall be (i) calculated at the annual rate provided in Schedule A but prorated for the number of days elapsed in the month in question as a percentage of the total number of days in such month, (ii) based upon the average of the Fund’s daily net asset value for the period in question, and (iii) paid within a reasonable time after the close of such period. The “daily net asset value” of the Fund shall be determined on the basis set forth in the Fund’s Prospectus or otherwise consistent with the 1940 Act and the rules and regulations promulgated thereunder.
5.	Liability of the Administrator
(a) The Administrator shall not be liable for any loss or losses sustained with respect to the administration of the Fund, as long as the Administrator shall have acted in good faith and with due care; provided, however, that no provision in this Agreement shall be deemed to protect the Administrator against any liability to the Fund or its shareholders by reason of its willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.
(b) The rights of exculpation and indemnification are not to be construed so as to provide for exculpation or indemnification provided under Section 8(a) of any person for any liability (including liability under U.S. federal securities laws that, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that exculpation or indemnification would be in violation of applicable law, but will be construed so as to effectuate the applicable provisions of this Section to the maximum extent permitted by applicable law.
6.	Duration of Agreement
(a) This Agreement shall be effective with respect to the Fund as of January 31, 2022, and shall continue for six months from such date.

(b) This Agreement (1) may be terminated at any time without the payment of any penalty either by a vote of a majority of the members of the Board, on ten days’ prior written notice to the Administrator; and (2) may be terminated by the Administrator on ten days’ prior written notice to the Fund, but such termination will not be effective until the Fund shall have contracted with one or more persons to serve as a successor administrator for the Fund and such person(s) shall have assumed such position.
(c) Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, to the other party to this Agreement to whom such notice is to be given at such party’s current address.
7.	Other Activities
Nothing in this Agreement shall limit or restrict the right of any director, partner, officer, or employee of the Administrator or its affiliates to engage in any other business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature, nor to limit or restrict the right of the Administrator or its affiliates to engage in any other business or to render services of any kind to any other person, corporation, firm, individual or association. The Administrator’s services to the Fund pursuant to this Agreement are not deemed to be exclusive and it is understood that the Administrator and its affiliates may render investment advice, management and other services to others.
8.	Invalid Provisions
If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.
9.	Governing Law
To the extent that federal securities laws do not apply, this Agreement and all performance hereunder shall be governed by the laws of the State of Delaware, which apply to contracts made and to be performed in the State of Delaware. To the extent that the applicable laws of the State of Delaware conflict with the applicable provisions of the 1940 Act, the latter shall control.
10.	No Third Party Beneficiaries
This Agreement is not intended and shall not convey any rights, privileges, claims or remedies to any person other than a party to this Agreement and its respective successors and permitted assigns.
11.	Entire Agreement
This Agreement, including the schedule hereto, constitutes the entire understanding between the parties pertaining to the subject matter hereof and supersedes any prior agreement between the parties on this subject matter.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of [ ].
FUNDRISE FUND ADMINISTRATION, LLC

By: Name: Title:

FUNDRISE INCOME REAL ESTATE FUND, LLC

By: Name: Title:

Schedule A
Fees
This Schedule A to the Administrative Agreement by and between Fundrise Fund Administration, LLC and Fundrise Income Real Estate Fund, LLC dated [ ], is effective as of [ ].
Fundrise Income Real Estate Fund, LLC

Annual Rate
0.10% of total net assets